Exhibit 99.2

Sanofi-aventis and Avila Therapeutics

Sign Global Alliance to Develop

Targeted Covalent Oncology Drugs

- First covalent drug discovery partnership exploring multiple cancer targets -

Paris, France – December 20, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has signed a worldwide strategic alliance with Avila Therapeutics™ Inc. to discover targeted covalent drugs for the treatment of cancers. Under the alliance agreement sanofi-aventis obtains a worldwide exclusive license to develop and commercialize the compounds resulting from the discovery collaboration.

As part of the research alliance, sanofi-aventis will work together with Avila to design targeted covalent drugs directed towards six signaling proteins that are critical in tumor cells. The targets to be explored under the collaboration are difficult to approach with traditional pharmaceutical treatments, but are potentially amenable to Avila’s targeted covalent drug technology. Under the terms of the agreement, for the selected targets sanofi-aventis will have access to Avila’s proprietary Avilomics™ platform that offers a unique approach to “protein silencing” that cannot be achieved through traditional medicinal chemistry.

Covalent drugs are uniquely able to establish a strong and enduring ‘bond’ – exceeding the more temporary ‘binding’ of conventional drugs – to completely shut down the activity of, and silence, a disease-causing protein. Covalent drugs may provide prolonged duration of action through this silencing of the disease target, and have the potential for unique therapeutic benefits because they are targeted and effective against mutations.

“Avila Therapeutics’ expertise in designing targeted covalent drugs offers a new way to solve difficult pharmacological challenges in oncology and to address important cancer targets,” said Debasish Roychowdhury, M.D., Senior Vice President and Head of Oncology, sanofi-aventis. “We believe that Avila’s approach adds to our growing portfolio of research capabilities that will provide medicines which substantially improve patient outcomes.”

“Sanofi-aventis has a clear vision to transform cancer research, and its commitment to innovation has been very tangible to us as we worked together to establish this alliance,” said Katrine Bosley, President and Chief Executive Officer of Avila Therapeutics. “This partnership directs the combination of our broadly relevant Avilomics™ platform and sanofi-aventis’ oncology insights towards the goal of delivering best-in-class medicines for patients who are fighting serious diseases.”

Avila has the opportunity to retain the rights to one of the six collaboration programs after the end of the initial three-year collaboration term and sanofi-aventis retains a right of first negotiation for such program should Avila decide to partner that program. Avila will receive up to 40 million U.S. dollars in upfront and research support payments, and is eligible to receive pre-clinical, clinical and regulatory milestone payments up to 154 million U.S. dollars per collaboration program if the respective product is approved in the U.S., Europe and Japan. Avila may also receive staged royalties and commercial milestones on product sales in each of the programs advanced by sanofi-aventis.

About Avila Therapeutics™, Inc.

Avila focuses on design and development of targeted covalent drugs to achieve best-in class outcomes that cannot be achieved through traditional chemistries. This approach is called “protein silencing”. The company’s product pipeline has been built using its proprietary Avilomics™ platform and is currently focused on viral infection, cancer and autoimmune disease. Avila is funded by leading venture capital firms: Abingworth, Advent Venture Partners, Atlas Venture, Novartis Option Fund, and Polaris Venture Partners. For additional information, please visit http://www.avilatx.com

About sanofi-aventis Oncology

Sanofi-aventis Oncology is targeting cancer on several fronts in an effort to address unmet medical needs for a broad range of patients. Starting with a deep understanding of the mechanisms by which cancers develop, grow and spread, as well as translating this deep scientific understanding early in the drug discovery process, the company employs innovative approaches to bring the right medicines to the right patients. There are currently more than 10 compounds in development across a broad scientific platform, including targeted, cytotoxic, and antiangiogenic approaches employing both novel chemical entities and monoclonal antibodies. Four compounds are now being investigated in Phase III clinical studies aimed at multiple solid and hematologic tumor types.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit www.sanofi-aventis.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Megan Humphrey

Oncology Division Communications

Tel: 1 (617) 665-4596

E-mail: megan.humphrey@sanofi-aventis.com

Marisol Peron

Corporate Media Relations

Tel: +33 (0) 1 53 77 45 02; Mobile: +33 (0) 6 08 18 94 78

E-mail: marisol.peron@sanofi-aventis.com

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